Exhibit 12

Consolidated Natural Gas Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended
	Three Months Ended March 31, 2007	Twelve Months Ended March 31, 2007	2006	2005	2004	2003
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$510	$1,523	$1,470	$872	$1,349	$1,011
Distributed income from unconsolidated investees, less equity in earnings	(3)	(11)	(14)	(5)	(5)	(14)
Fixed charges included in the determination of net income	89	321	302	235	185	169

Total earnings, as defined	$596	$1,833	$1,758	$1,102	$1,529	$1,166

Fixed charges, as defined:
Interest charges	$102	$371	$349	$275	$224	$223
Rental interest factor	6	21	20	18	17	13

Total fixed charges, as defined	$108	$392	$369	$293	$241	$236

Ratio of Earnings to Fixed Charges	5.52	4.68	4.76	3.76	6.34	4.94